

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

March 6, 2008

Mr. Benjamin Leboe
Chief Financial Officer
800 West Pender Street, Suite 1410
Vancouver, British Columbia
Canada, V6C 2V6

> **Re:** **Uranerz Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated February 20, 2008**
> **File No. 1-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Wyoming, page 25

1.   We have read your response to prior comment 6, indicating you will ensure compliance with the requirements of Industry Guide 7 when preparing disclosures for future filings. To ensure that we understand your intentions, please submit the disclosures that you would propose to include about your Wyoming properties. We expect these would include a description of the properties and information about their location; related joint venture projects; the number of mining claims you own or control; claims or leases allocated to joint ventures; and whether your mining claims are patented or unpatented.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief